

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

STOCK ANALYSIS

Presented by [The Fundrise Innovation Fund]

The AI Revolution: Are You Missing Out?



Artificial intelligence is already reshaping industries globally, but many leading AI companies remain in the private market, inaccessible to most investors.

Enter the [Fundrise Innovation Fund](#). Launched in 2022, it democratizes access to cutting-edge tech companies, including AI.

Key features:

- $150+ million portfolio of some of the world's top private companies
- $10 minimum investment
- Venture capital's high-growth potential

Why consider it?

- Diversification across high-potential startups
- Early access to future tech giants
- Simplified investing process

The [Innovation Fund](#) offers a unique opportunity to participate in the AI revolution. By investing now, you can position your portfolio for the future of technology.

Don't miss out on the next big thing. [Explore the Fundrise Innovation Fund](#) today and be part of the AI-driven future.

Discover the Innovation Fund